UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

February 26, 2010

DELHAIZE GROUP ANNOUNCES FOURTH QUARTER AND FULL YEAR

2009 EARNINGS RELEASE DATE (Corrected ET Timing of Conference Call and Webcast)

BRUSSELS, Belgium, February 26, 2010 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2009 results (ended December 31, 2009) on Thursday March 11, 2010 at 8:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the fourth quarter and full year 2009 results during an investor conference call that will start at 03.00 p.m. CET (09.00 a.m. ET instead of 10.00 a.m. previously announced) on March 11, 2010. To participate in the conference call, please call +44 20 7138 0815 (U.K.), +32 2 789 2125 (Belgium) or +1 718 223 2328 (U.S.).

The conference call will also be broadcast live over the internet on March 11, 2010 at 03.00 p.m. CET (09.00 a.m. ET instead of 10.00 a.m. previously announced) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. ET instead of 01.00 p.m. previously announced) on March 11, 2010.

DELHAIZE GROUP

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues. In 2008, Delhaize Group posted EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Amy Shue (US investors):+ 1 704 633 82 50 (ext. 2529)
Geert Verellen:	+ 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck:	+ 32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 3, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President